                                            Filed by BioTransplant Incorporated
                                      Pursuant to Rule 425 under the Securities
                                                         Act of 1933 and deemed
                                            filed pursuant to Rule 14a-12 under
                                            the Securities Exchange Act of 1934
                                                  Subject Company: Eligix, Inc.
                                                 Commission File No.: 333-53386

This release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained herein include, but are not limited to, statements about future financial and operating results, the timing of the closing of the pending merger between BioTransplant Incorporated and Eligix, Inc. and the benefits of this merger. The following important factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: failure of BioTransplant's or Eligix' stockholders to approve the merger; costs related to the merger; the difficulty the market may have in valuing the BioTransplant/Eligix business model; the risk that BioTransplant's and Eligix' businesses will not be integrated successfully; the failure of the combined business to realize anticipated benefits of the merger; and other economic, business, competitive and/or regulatory factors affecting BioTransplant's business generally, including those factors set forth in BioTransplant's filings with the Commission, including the registration statement on Form S-4 filed by BioTransplant in connection with the merger and BioTransplant's most recent annual report on Form 10-K. BioTransplant is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements, whether as a result of new information, future events or otherwise.

On January 8, 2001, BioTransplant filed a registration statement on Form S-4 (File No. 333-53386), which contains a joint proxy statement/prospectus, in connection with its proposed merger with Eligix, Inc. BioTransplant will be preparing an amendment to the registration statement and will be filing this amendment with the Securities and Exchange Commission as soon as practicable. The proxy statement/prospectus (when it is finalized) will be sent to stockholders of BioTransplant seeking their approval of the proposed transaction. A free copy of the proxy statement/prospectus and other documents filed by BioTransplant with the Commission are available for free at the Commission's web site at www.sec.gov. BioTransplant stockholders may also obtain the proxy statement/prospectus and these other documents without charge by directing a request to: BioTransplant Incorporated, Attention:
Richard Capasso, Building 75, Third Avenue, Charlestown Navy Yard, Charlestown, MA 02129, telephone (617) 241-5200.

We urge investors and stockholders to read the proxy statement/prospectus and any other relevant documents that BioTransplant has filed and will file with the Securities and Exchange Commission because they contain important information.

BioTransplant and its directors, executive officers, employees and certain other persons may be deemed to be participants in the solicitation of proxies from BioTransplant's stockholders to approve the proposed BioTransplant/Eligix merger. Such individuals may have interests in the merger, including as a result of holding options or shares of the companies. A detailed list of the names, affiliations and interests of the participants in the solicitation is contained in BioTransplant's proxy statement/prospectus contained in the registration statement filed with the Commission with respect to the proposed merger.

On February 21, 2001, BioTransplant issued the following press release announcing that Eligix, Inc. had received European Community authorization to affix the CE Mark to its B-Cell HDM cell separation devices:



CONTACTS:
---------
BioTransplant Incorporated            Noonan/Russo Communications, Inc.             Eligix, Inc.
Elliot Lebowitz, Ph.D.                Prateek Patnaik, (Media) ext. 273             Walter C. Ogier,
President and CEO                     Sharon Weinstein, (Investor) ext. 334         President and CEO
(617) 241-5200                        (212) 696-4455                                (781) 870-4601
www.biotransplant.com                 e-mail: news@noonanrusso.com
---------------------                         --------------------



                  BIOTRANSPLANT ANNOUNCES CE MARK AUTHORIZATION
                       FOR ELIGIX CELL SEPARATION PRODUCT

              -ELIGIX PREPARES TO MARKET CANCER PRODUCTS IN EUROPE-

CHARLESTOWN, Mass., February 21 - BioTransplant Incorporated (Nasdaq: BTRN) announced today that Eligix Inc. has received European Community authorization to affix the CE Mark to its BCell-HDM (high density microparticle) cell separation devices for the treatment of B cell malignancies commonly treated by bone marrow stem cell transplantation which include non-Hodgkins lymphoma, multiple myeloma, chronic lymphocytic leukemia, and other malignancies commonly treated by bone marrow stem cell transplantation. BioTransplant previously announced that it has signed a definitive agreement to acquire Eligix in a merger, which is expected to close in the first half of 2001. Assuming the merger closes as planned, this advance will enable BioTransplant, to market the first of a planned series of Eligix Cell Separation products in all member countries of the European Community.

The Eligix Cell Separation products are further targeted by BioTransplant for development as a component of the AlloMune(TM) System, along with its proprietary monoclonal antibody MEDI-507, as a complete approach to increase the safety and efficacy of immune modulation and transplantation for cancer and other diseases.

Through its planned acquisition of Eligix, BioTransplant seeks to further its strategic vision to become the leading company in cellular therapies for cancer and other life threatening diseases, including human organ transplantation. "Earning the CE Mark for Eligix' lead product, BCell-HDM, underscores the near term value that we expect will arise from the merger between BioTransplant and Eligix," stated Elliot Lebowitz, Ph.D., CEO of BioTransplant. "Together we are committed to bringing to market a series of bio-therapeutic products with the potential to substantially enhance patient outcomes following stem cell transplantation and immune therapy for cancer and other serious diseases."

Earning the CE Mark enables us to market the first of our therapeutic products in the European Union. This achievement represents a substantial accomplishment by the Eligix organization," said Walter Ogier, President and CEO of Eligix. "In addition to preparing for commercial launch with BioTransplant, our development efforts will now be focused on our second therapeutic product, TCell-HDM, which is expected to receive CE marking later this year. The combined product portfolios of BioTransplant and Eligix will present a strong near and mid-term pipeline of development-stage therapeutic products which we will seek, pending regulatory approval, to introduce in Europe and North America over the next several years. These products, targeted to enhance the practice of autologous and allogeneic bone marrow stem cell transplantation as well as solid organ transplantation, are being designed to address large, underserved patient markets that represent a very substantial commercial opportunity for the company"

The current European market opportunity for BCell-HDM comprises approximately 12,000 autologous stem cell transplants performed in that region each year for the treatment of B-cell malignancies, a number which has been growing steadily over the past decade and includes principally Non-Hodgkin's lymphoma, multiple myeloma, and chronic lymphocytic leukemia patients.

The Companies estimate that autologous transplantation for cancer accounts for an estimated $1 billion in healthcare expenditures worldwide each year. The annual expenditures on autologous transplantation for cancers reflects the widespread publication over the past decade of clinical evidence for superior long term patient outcomes from transplantation in comparison to other healthcare options including conventional chemotherapies, radiation therapies and newer biologic therapies. BCell-HDM is targeted to further enhance transplant outcomes versus those obtainable using non-transplant approaches.

BioTransplant Incorporated utilizes its proprietary technologies under development to re-educate the body's immune responses to allow tolerance of foreign cells, tissues and organs. Based on this technology, the Company is developing a portfolio of products for application in a range of medical conditions, including treatment of cancer and autoimmune diseases, organ and tissue transplantation, for which current therapies are inadequate. BioTransplant's products under development are intended to increase the therapeutic benefit of bone marrow transplants, reduce or eliminate the need for lifelong immunosuppressive therapy, and induce long-term functional transplantation tolerance in humans.

Other Important Information:

THIS ANNOUNCEMENT CONTAINS, IN ADDITION TO HISTORICAL INFORMATION, FORWARD-LOOKING STATEMENTS ABOUT BIOTRANSPLANT THAT INVOLVE RISKS AND UNCERTAINTIES. SUCH STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS AND ARE BASED ON ASSUMPTIONS, INCLUDING STATEMENTS ABOUT THE BENEFITS OF THE BIOTRANSPLANT/ELIGIX MERGER, THE TIMING OF THE CLOSING OF THE MERGER AND THE BENEFITS OF THE MERGER. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE CURRENTLY ANTICIPATED AS A RESULT OF A NUMBER OF IMPORTANT FACTORS. FACTORS THAT COULD CAUSE FUTURE RESULTS TO DIFFER MATERIALLY FROM SUCH FORWARD-LOOKING STATEMENTS INCLUDE, BUT ARE NOT LIMITED TO: BIOTRANSPLANT'S ABILITY TO SECURE THE SUBSTANTIAL ADDITIONAL FUNDING REQUIRED FOR ITS OPERATIONS AND RESEARCH AND DEVELOPMENT PROGRAMS; FAILURE OF BIOTRANSPLANT'S OR ELIGIX'S STOCKHOLDERS TO APPROVE THE MERGER; THE FAILURE OF THE COMBINED BUSINESS TO REALIZE ANTICIPATED BENEFITS OF THE MERGER; THE RISK THAT, IF THE MERGER IS CONSUMMATED AS PLANNED, BIOTRANSPLANT'S AND ELIGIX' BUSINESS WILL NOT BE INTEGRATED SUCCESSFULLY; BIOTRANSPLANT'S ABILITY TO SUCCESSFULLY DISCOVER, DEVELOP AND COMMERCIALIZE ITS PRODUCTS, OBTAIN REQUIRED REGULATORY APPROVALS IN A TIMELY FASHION, AND OVERCOME OTHER DIFFICULTIES INHERENT IN DEVELOPING PHARMACEUTICALS AND PROCEDURES FOR ORGAN TRANSPLANTATION; BIOTRANSPLANT'S ABILITY TO OBTAIN AND ENFORCE THE PATENT PROTECTION REQUIRED FOR ITS PRODUCTS; UNCERTAINTIES TO THE EXTENT OF FUTURE GOVERNMENT REGULATION OF THE TRANSPLANTATION BUSINESS; AND BIOTRANSPLANT'S ABILITY TO MAINTAIN COLLABORATIONS AND JOINT VENTURE ALLIANCES WITH THIRD PARTIES. FOR A DETAILED DISCUSSION OF THESE AND OTHER FACTORS, PLEASE REFER TO BIOTRANSPLANT'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, INCLUDING THE DISCUSSION SET FORTH IN THE SECTION TITLED "BUSINESS - FACTORS WHICH MAY AFFECT RESULTS" IN BIOTRANSPLANT'S CURRENT ANNUAL REPORT ON FORM 10-K, AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION.



INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS RELATING TO THE BIOTRANSPLANT/ELIGIX MERGER, FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BY BIOTRANSPLANT (FILE NO. 333-53386), BECAUSE IT CONTAINS IMPORTANT INFORMATION. THE PROXY STATEMENT/PROSPECTUS WILL BE SENT TO THE STOCKHOLDERS OF BIOTRANSPLANT SEEKING THEIR APPROVAL OF THE PROPOSED TRANSACTION. A FREE COPY OF THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED BY BIOTRANSPLANT WITH THE COMMISSION ARE AVAILABLE FREE AT THE COMMISSION'S WEB SITE AT http://www.sec.gov BIOTRANSPLANT STOCKHOLDERS MAY ALSO OBTAIN THE PROXY STATEMENT/PROSPECTUS AND THESE OTHER DOCUMENTS WITHOUT CHARGE BY DIRECTING A REQUEST TO: BIOTRANSPLANT INCORPORATED, ATTENTION: RICHARD V. CAPASSO, BUILDING 75, THIRD AVENUE, CHARLESTOWN NAVY YARD, CHARLESTOWN, MA 02129, TELEPHONE (617) 241-5200. BIOTRANSPLANT AND ITS DIRECTORS, EXECUTIVE OFFICERS, EMPLOYEES AND CERTAIN OTHER PERSONS MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FROM BIOTRANSPLANT'S STOCKHOLDERS TO APPROVE THE PROPOSED BIOTRANSPLANT/ELIGIX MERGER. SUCH INDIVIDUALS MAY HAVE INTERESTS IN THE MERGER, INCLUDING AS A RESULT OF HOLDING OPTIONS OR SHARES OF THE COMPANIES. A DETAILED LIST OF THE NAMES, AFFILIATIONS AND INTERESTS OF THE PARTICIPANTS IN THE SOLICITATION ARE CONTAINED IN BIOTRANSPLANT'S PROXY STATEMENT/PROSPECTUS CONTAINED IN ITS REGISTRATION STATEMENT FILED WITH THE COMMISSION WITH RESPECT TO THE PROPOSED MERGER.


                                      # # #

EDITOR'S NOTE: THIS RELEASE IS ALSO AVAILABLE ON THE INTERNET AT http://www.noonanrusso.com

A BACKGROUND DOCUMENT ON ELIGIX' TECHNOLOGY IS ATTACHED.

                          ELIGIX TECHNOLOGY BACKGROUND

THE ELIGIX CELL SEPARATION SYSTEM

The Eligix Cell Separation System is a cell therapy platform that allows for isolation and removal of subsets of cells from blood and stem cell products. The BCell-HDM product is the first of a series of monoclonal antibody-coated High Density Microparticle, or HDM, products that are being developed for a range of applications in transplant medicine. The BCell-HDM system will be indicated in Europe for the removal of malignant B-cell lymphocytes from autologous stem cell transplants, as are typically performed in conjunction with high dose chemotherapy for B-cell malignancies including non-Hodgkins lymphoma, multiple myeloma and chronic lymphocytic leukemia.

The BCell-HDM system should provide physicians a commercial product for the first time, to achieve the ultimate treatment goal of minimal residual disease in the patient, while allowing for nearly quantitative recovery of stem cells and other immune cells (approximately 90%.) BioTransplant and Eligix believe that maximum stem cell and immune cell recovery is critical to achieving optimal patient outcomes following transplantation. A multi-center, randomized Phase III study of the BCell-HDM system is being planned for initiation in North America, and trials to develop further indications of the BCell-HDM system are also being planned in the US and Europe.

A feasibility clinical trial sponsored by Eligix and performed by the Dana Farber Cancer Institute, to evaluate the BCell-HDM product, showed that the technology is effective in purging potentially malignant B-cells from stem cell transplants to below levels detectable by a very sensitive assay, while retaining an exceptionally high yield of desirable stem cell and other cell populations for transplantation. The presence of potentially malignant B-cells in the transplant cell dose of patients suffering from B-cell malignancies has been shown to correlate with relapse and reduced periods of disease free survival in clinical studies conducted by transplant centers in North America and Europe, suggesting a potentially beneficial role for B-cell purging. Although various purging methods are widely used by transplant physicians, the lack of efficient technology for B-cell purging has limited the ability of physicians to complete a prospective, randomized trial of purging in transplantation.

                                      # # #